# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Avalo Therapeutics, Inc., CIK 0001534120
CUSIP: 05338F306
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1500 Liberty Ridge Drive, Suite 321, Wayne, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000947871-24-000909
Filed by CIK 0001055951

## Reporting persons
- OrbiMed Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,187,300; sole dispositive power 0; shared dispositive power 1,187,300; aggregate amount beneficially owned 1,187,300 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Avalo Therapeutics, Inc.
Address of issuer's principal executive offices: 1500 Liberty Ridge Drive, Suite 321 Wayne, Pennsylvania 19087

## Item 2. Person Filing
Name of person filing: OrbiMed Advisors LLC
Address of principal business office or, if none, residence: 601 Lexington Avenue, 54th Floor New York, NY 10022
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,187,300
Percent of class: 6.4%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,187,300
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,187,300

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Reporting Persons hold 6.4% of the shares of Common Stock in the aggregate on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities. OrbiMed Advisors LLC exercises investment and voting power over the shares of Common Stock through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- OrbiMed Advisors LLC: /s/ Carl L. Gordon, Carl L. Gordon / Member of OrbiMed Advisors LLC (02/17/2026)